SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              __________________
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 3)(1)

                                  ALICO, INC.
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                               (Name of Issuer)


                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)


                                  016230 10-4
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                                (CUSIP Number)


                               John R. Alexander
                           Atlantic Blue Trust, Inc.
                            122 East Tillman Avenue
                           Lake Wales, Florida 33853
                           Telephone: (863) 679-9595
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:
                         Charles W. Mulaney, Jr., Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                               December 16, 2004
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            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                              (Page 1 of 4 Pages)
______________

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   016230 10-4              13D                 Page  2  of  4 Pages
-----------------------------                           -----------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ATLANTIC BLUE TRUST, INC. (I.R.S. IDENTIFICATION NO. 57-1149984)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                       (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              FL
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 NUMBER OF                       7      SOLE VOTING POWER
  SHARES                                0
BENEFICIALLY                    -----------------------------------------------
 OWNED BY                        8      SHARED VOTING POWER
   EACH                                 3,493,777 (See Item 5)
 REPORTING                      -----------------------------------------------
  PERSON
   WITH                          9      SOLE DISPOSITIVE POWER
                                        0
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,493,777 (See Item 5)
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,493,777 (See Item 5)
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.7% (See Item 5)
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    14        TYPE OF REPORTING PERSON
              CO
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

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CUSIP No.   016230 10-4              13D                 Page  3  of  4 Pages
-----------------------------                           -----------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ALICO HOLDING, LLC (I.R.S. IDENTIFICATION NO. 47-0906752)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                       (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              NV
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                    -----------------------------------------------
 OWNED BY                       8      SHARED VOTING POWER
   EACH                                3,493,777 (See Item 5)
 REPORTING                      -----------------------------------------------
  PERSON
   WITH                         9      SOLE DISPOSITIVE POWER
                                       0
                                -----------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       3,493,777 (See Item 5)
-------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,493,777 (See Item 5)
-------------------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.7% (See Item 5)
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              TYPE OF REPORTING PERSON
    14        OO
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

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CUSIP No.   016230 10-4              13D                 Page  4  of  4 Pages
-----------------------------                           -----------------------



         This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Trust, Inc., a Florida corporation, and Alico Holding, LLC, a Nevada limited liability company, as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004, and Amendment No. 2, filed on October 15, 2004 (as amended, the "Schedule 13D"). Except as indicated in this Amendment No. 3, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

         On December 16, 2004, representatives and principals of National Land Partners met with the chair of the special committee of the Issuer's board of directors and representatives of ABT and ABT's stockholders. The purpose of the meeting was to discuss National Land Partners' proposal to acquire the Issuer. At the conclusion of the meeting, the representatives of ABT and its stockholders advised National Land Partners and the special committee that neither ABT nor any of ABT's stockholders would be interested in selling the shares of the Issuer's common stock held by ABT at the price offered by National Land Partners or even at a substantially higher price.

         On December 21, 2004, National Land Partners announced that it will not proceed with a transaction to acquire the Issuer without the support of ABT and its stockholders. In light of this announcement and ABT's unequivocal position that its shares of the Issuer are not for sale, ABT believes that National Land Partners does not have an outstanding proposal to acquire the Issuer.

Item 5.  Interest in Securities of the Issuer.

         Subsection (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) According to the Issuer's annual report on Form 10-K for the fiscal year ended August 31, 2004, as filed with the Securities and Exchange Commission on November 15, 2004, there were 7,319,357 shares of Common Stock issued and outstanding on November 3, 2004. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,493,777 shares of Common Stock (representing approximately 47.7% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2004

                                                ATLANTIC BLUE TRUST, INC.


                                                By:  /s/ John R. Alexander
                                                     --------------------------
                                                     Name:  John R. Alexander
                                                     Title: President


                                                ALICO HOLDING, LLC


                                                By:  /s/ John R. Alexander
                                                     --------------------------
                                                     Name:  John R. Alexander
                                                     Title: Manager